FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-193376-25
November 13, 2015

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-193376) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611 or by emailing prospectus.cpdg@db.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

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IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS
Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which these materials are attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential, are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

SUPPLEMENT NO. 3 TO FREE WRITING PROSPECTUS, DATED NOVEMBER 13, 2015

$828,786,000 (Approximate)
COMM 2015-LC23 Mortgage Trust as Issuing Entity
Deutsche Mortgage & Asset Receiving Corporation
as Depositor
German American Capital Corporation Ladder Capital Finance LLC Cantor Commercial Real Estate Lending, L.P. Jefferies LoanCore LLC as Sponsors and Mortgage Loan Sellers
COMM 2015-LC23 MORTGAGE TRUST COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES

This Supplement No. 3 to Free Writing Prospectus, dated November 13, 2015, relates to the offering of COMM 2015-LC23 Mortgage Trust Commercial Mortgage Pass-Through Certificates (collectively, the “Offered Certificates”) and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated November 2, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-001802 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus designated as the “Structural and Collateral Term Sheet”, dated November 2, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-001798 (the “Term Sheet”):

1.     With respect to the portfolio of mortgaged properties identified on Annex A-1 to the Free Writing Prospectus as Equity Inns Portfolio, which secure a mortgage loan representing 8.3% of the outstanding pool balance as of the cut-off date, the following is added to “Risk Factors—Prior Bankruptcies, Defaults or Other Proceedings May Be Relevant to Future Performance”:

On November 12, 2015, Realty Capital Securities, LLC (“RCS”) was charged by the Secretary of the Commonwealth of Massachusetts with fraudulent casting of shareholder proxy votes on investment programs sponsored by American Realty Capital. The complaint seeks to revoke RCS’s broker-dealer registration in Massachusetts and calls for a permanent cease and desist order and an administrative fine.

RCS is an entity under common control with AR Capital, LLC, the direct owner of 100% of the sponsor of American Realty Capital Hospitality Trust, Inc. and the indirect owner of 100% of the external manager of American Realty Capital Hospitality Trust, Inc. American Realty Capital Hospitality Trust, Inc. is the sponsor and guarantor of the related borrowers. RCS is a broker dealer that acts as dealer manager for American Realty Capital Hospitality Trust, Inc. and as such RCS may facilitate American Realty Capital Hospitality Trust, Inc.’s access to future equity investments.

We cannot assure you that the charges against RCS, or any additional charges that may be brought against RCS or any of its affiliates or other companies in the American Realty Capital family, or any principals, officers, directors or employees of the foregoing, will not have a material adverse effect on (1) RCS’s ability to support American Realty Capital Hospitality Trust, Inc.’s access to any future equity investments; (2) the related borrowers’ ability to satisfy their obligations under the related mortgage loan documents, including the payment of required deposits into the property improvement plan (PIP) reserve account and their obligations to complete the PIPs under the related franchise agreements, or (3) the related borrowers’ ability to satisfy required payments to the Equity Inns PE Member under the preferred equity documents. Any such failure to raise capital may result in, among other things: (A) a default under the mortgage loan documents and/or related franchise agreements, or (B) a breach under their preferred equity agreement, which could result in a change of control of the related borrowers. In addition, if RCS is found guilty of the charges, even if all required disbursements were made to the Equity Inns PE Member, we cannot assure you that a change of control event would not occur.

Except as modified above and in Supplement No. 1 to Free Writing Prospectus, dated November 6, 2015, and Supplement No. 2 to Free Writing Prospectus, dated November 10, 2015, the Free Writing Prospectus remains unmodified.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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